Exhibit 99.1
Suntech Reports First Quarter 2007 Financial Results
Wuxi, China, May 29, 2007 – Suntech Power Holdings Co., Ltd. (NYSE: STP), one of the world’s leading manufacturers of photovoltaic (PV) cells and modules, today announced first quarter 2007 financial results.
First Quarter 2007 Highlights
•	Exceeding guidance, total net revenues grew 174.5% year-over-year to $246.7 million, and total production output grew 138.2% year-over-year to 64.7MW.

•	On a non-GAAP[1] basis, Suntech group’s operating income was $33.8 million and net income was $32.7 million. Excluding the impact of MSK, which discontinued its Japan-based production in the first quarter, operating income was $37.6 million and net income was $35.9 million or $0.22 per diluted American Depository Share (ADS). Each ADS represents one ordinary share.

•	Suntech group’s blended non-GAAP gross margin was 19.9% or 22.5% excluding MSK. Margins were impacted primarily by slower than expected delivery of lower priced wafers from long-term contract wafer suppliers. As wafer delivery is now back on track the Company believes there will be a positive impact on gross margins in the rest of 2007.

•	Annualized PV cell production capacity expanded faster than originally anticipated, growing from 270MW to 360MW during the first quarter. Having already secured ample wafers to meet expanded output capacity, Suntech has raised its full year projected 2007 production output for the second time from 250MW to 325MW. 2007 year-end production capacity has also been raised a second time from 390MW to 480MW.
“We experienced exceptionally strong demand for our PV modules due to high customer satisfaction and a strong reputation for reliably delivering large volumes of superior quality and performance products on schedule. The demand for our products

[1]	All non-GAAP measures exclude share-based compensation expenses, restructuring expenses and the amortization expenses incurred from purchase price allocation related to the acquisition of MSK Corporation as of August 11, 2006. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth in this press release.

has never been stronger and we already have firm purchase contracts in place for our entire 2007 projected output, which is notable given that this volume is more than double our 2006 output. In fact, we are already receiving purchase orders for 2008,” said Dr. Zhengrong Shi, Suntech’s Chairman and CEO.
“In order to capture ever increasing sales opportunities, we are exploring all options to bring forward plans to reach our goal of one gigawatt production capacity in 2010,” added Dr. Shi. “In the first quarter, we accelerated the installation of three 30MW production lines at our Luoyang facility, and ramped these lines to full operating capacity in April, several months ahead of schedule.”
Commenting on Suntech’s silicon supply, Dr. Shi noted, “We have secured all the silicon we need for our projected 2007 output. Depending upon the source of silicon supplier, our core wafer to module business non-GAAP gross margin ranges from a high of 35%, when produced with wafers from long-term, fixed price contracts, to a low of around 20%, when produced with wafers from contracts with spot-market pricing.”
Dr. Shi continued, “Our margins were impacted in the quarter by the need to purchase more wafers with spot market pricing to meet the high demand for our product and compensate for slower than expected delivery from our long-term supply arrangements. The temporary delay in shipments from our long-term wafer suppliers has been resolved and shipments are currently back on track. We believe we are on course with our prior guidance for margin improvement beginning in the second quarter of 2007.”
Recent Business Highlights
•	In its key sales geographies, Suntech’s sales continue to outpace market growth. In particular, sales volumes have grown measurably in Spain, where the Company shipped 27MW in the first quarter of 2007, similar to shipment volumes in Germany.

•	Recent project wins highlight Suntech’s increasing traction in the North American market. Suntech was selected by Sun Edison as the cornerstone supplier for the 8.2MW Alamosa Central Solar Plant in Colorado – one of the largest North American solar power plants. Suntech is also collaborating with BASS Electric to supply a 450KW PV system to the San Francisco International Airport’s new Terminal T3 solar project.

•	The Company has increased its BIPV sales and marketing activities especially in North America demonstrated by its letter of intent with Open Energy Corp. this month. Suntech intends to provide cost effective and high quality production of their SolarSave® PV Tiles and explore broad initiatives to expand BIPV product sales within the North American market.

•	The Company has recently won multiple projects totaling 5MW in South Korea demonstrating the growing strength of its Asia-based sales outside of China. The market size for solar products in South Korea was 18MW in 2006 according to Solarbuzz.

•	The Company is on track with a key step in its move towards multi-gigawatt manufacturing with the construction of its new facility in Wuxi, China. The 540,000 square foot, 1GW capacity plant is scheduled to begin installation of new PV cell production lines in June 2007.

•	Suntech’s innovative 20% conversion efficiency PV cell, based on its new low cost “Pluto” technology platform, is ahead of schedule achieving over 18% conversion efficiency in pilot production successfully validating the commercial feasibility of this technology in comparison to conventional PV cell technology.

•	To address the growing market for thin film and BIPV products, Suntech recently began construction on a thin film R&D and manufacturing facility in Shanghai. The initial phase with 50MW of capacity is expected to begin operation by the middle of 2008. Suntech projects an average production cost of $1.20 per watt and conversion efficiency of 6% to 9%. The thin film modules will be nearly 6 square meters in size contributing to a balance of system installation cost for Suntech’s thin film solution that it believes will be significantly lower than other PV solutions.

•	MSK’s third-party PV cell to module business was halted during the quarter. Production has since started in Suntech’s Wuxi facilities and has now become an integral and profitable part of Suntech’s operations, providing Suntech with additional capacity to meet the increasing demand for Suntech’s products with nearly no incremental operating expenses. During the first quarter, Suntech also successfully established BIPV production lines at its Wuxi facility.

First Quarter 2007 Results
Selected highlights of the Company’s first quarter 2007 results are set forth below and should be read together with the detailed financial statements at the end of this release.
Breakdown of First Quarter 2007 Key Results

			Non-GAAP	Non-GAAP
	Net Revenues		Gross Profit	Gross
	(in $	% of Net	(in $	Margin
	millions)	Revenues	millions)	(%)
Standard PV Modules	$244.1	99.0%	$48.9	20.0%
- Wafer to Modules	225.2	91.3	50.9	22.6
- Cell to Modules	18.9	7.7	(2.0)	(10.3)
Others	2.6	1.0	0.3	10.9
Total (consolidated)	$246.7	100%	$49.2	19.9%
Total (excluding MSK)	$227.8	—	$51.2	22.5%
On a GAAP basis, gross profit was $47.0 million and gross margin was 19.0%, operating income was $26.8 million and net income was $26.1 million or $0.16 per diluted ADS.
Non-GAAP operating expenses in the first quarter of 2007 were $15.4 million and accounted for 6.2% of net revenues. This decline from 6.9% of net revenues in the prior quarter was primarily due to a combination of the Company’s rapidly expanding sales and an increased emphasis on expense controls.
Non-GAAP income from operations for the first quarter of 2007 was $33.8 million and non-GAAP operating margin was 13.7%. The decrease in operating margin was mainly attributable to the decrease in gross profit margin partially offset by the reduced operating expenses as a percentage of total revenues.
Non-GAAP net income attributable to holders of ordinary shares for the first quarter of 2007 was $32.7 million, or $0.20 per non-GAAP diluted ADS.
In the first quarter of 2007, capital expenditures, which were primarily related to production capacity expansion, were $26.9 million and depreciation and amortization expenses were $4.6 million.
During the quarter, the total number of diluted ADSs outstanding increased by 5.0% from 156.3 million to 164.1 million, primarily due to an increase of 5.5 million ADSs on an “as converted” basis. The 5.5 million ADSs represent a portion of the 10.3 million ADSs that may be issued in the future as a result of the February 2007 convertible bond offering of $500 million.
The negative impact on the Company’s results created by MSK’s high cost production has been significantly reduced as its Japan-based production was halted during the quarter and replaced by Suntech’s China-based production. As a result, the third-party PV cell to module business produced in China is currently profitable. Suntech’s results for the first quarter of 2007 excluding MSK were: non-GAAP operating expenses as percentage of net revenues of 6.0%, non-GAAP income from operations of $37.6 million and non-GAAP operating margin of 16.5%, and non-GAAP net income of $35.9 million. While MSK contributed to a loss of $3.2 million for the quarter, the Company will continue to restructure and divest non-core assets at MSK, which will likely result in restructuring expenses and other accounting charges in the future.
Outlook for Second Quarter and Full Year 2007
Based on current operating and other conditions, Suntech expects its second quarter 2007 total production output to be in the estimated range of 76MW to 78MW.
As a result of the faster than projected ramp of new cell production lines and additional third party cell to module capacity, Suntech has increased its total PV production output target for 2007 to 325MW. The Company is also increasing its end of year projected capacity by two production lines to 480MW.
Suntech expects capital expenditures for the full year 2007 to be in the estimated range of $100 million to $120 million, largely to be used to achieve its goals of expanding its capacity and building its thin film facility.
Conference Call Information
Suntech’s earnings announcement conference call will take place on May 29, 2007 at 8:00a.m., Eastern Time, which corresponds to May 29, 2007 at 8:00p.m., Beijing/Hong Kong time.
To access the conference call, please dial +1-617-597-5343 (for U.S. callers) or +852-3002-1672 (for international callers) and ask to be connected to the Suntech earnings conference call. A live and archived webcast of the conference call will be available on the Investors section of Suntech’s website at http://www.suntech-power.com .
A replay of the conference call will be available until June 10, 2007 by dialing +1-617-801-6888 (passcode: 24487629).
About Suntech
Suntech Power Holdings Co., Ltd. is a leading solar energy company in the world as measured by both production output and capacity of solar cells and modules. Suntech provides solar solutions for a green future. Suntech designs, develops, manufactures, and markets a variety of high quality, cost effective and environmentally friendly PV cells and modules for electric power applications in the residential, commercial, industrial, and public utility sectors. Suntech’s majority-owned subsidiary, MSK Corporation is one of the top-ranked companies in the building-integrated photovoltaics (BIPV) space. Suntech’s customers are located in various markets worldwide, including key markets throughout Europe, North America, Japan and

China. For more information, please visit http://www.suntech-power.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute ''forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as ''will,’’ ''expects,’’ ''anticipates,’’ ''future,’’ ''intends,’’ ''plans,’’ ''believes,’’ ''estimates’’ and similar statements. In particular, the projected second quarter and fiscal year 2007 data, regarding production output, total net revenues and consolidated net income, gross and other margins, capital expenditures, the business outlook and quotations from management in this announcement, statements regarding Suntech’s beliefs and expectations about the halting of the cell to module production at MSK Corporation with the expansion of such business in the Company’s Wuxi site, as well as Suntech’s strategic and operational plans, are forward-looking statements. Forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement its consolidated financial results presented in accordance with GAAP, Suntech uses the following non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude items related to share-based compensation, restructuring expenses and the purchase price allocation effect related to the MSK Corporation acquisition. Management believes these non-GAAP measures are useful to investors in enabling them to better assess changes in Suntech’s core business across different reporting periods on a consistent basis, independently of stock-based compensation expenses and the purchase price allocation effect related to the MSK acquisition. Thus, the non-GAAP financial measures provide investors with another method for assessing Suntech’s operating results in a manner that is focused on the performance of its ongoing operations. Management also uses these non-GAAP measures internally to make an apples-to-apples comparison of the business and financial performances of current and historical results, for strategic decision making, forecasting future results and evaluating the Company’s current performance. Many analysts covering Suntech use the non-GAAP measures as well. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-

GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release and which shall be read together with the preceding financial statements prepared under GAAP.
For more information, please contact:
In the United States:
Sanjay M. Hurry
Vice President
The Piacente Group, Inc.
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com
In China:
Rory Macpherson
Ogilvy Public Relations Worldwide
Tel: +86-10-8520-6553
Email: rory.macpherson@ogilvy.com

Note: The quarterly consolidated income statements are unaudited. The condensed consolidated balance sheets are derived from Suntech’s unaudited consolidated financial statements.
SUNTECH POWER HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In $’000)

	Suntech Group	Suntech Group
	Consolidated	Consolidated
	December 31,	March 31,
	2006	2007
ASSETS
Current assets:
Cash and cash equivalents	225,530	569,284
Restricted cash	78,855	124,235
Inventories	200,292	190,783
Accounts receivable	98,855	163,778
Value-added tax recoverable	26,218	29,937
Advances to suppliers	79,444	75,740
Other current assets	7,214	7,896

Total current assets	716,408	1,161,653

Property, plant and equipment, net	113,750	142,995
Intangible assets, net	75,751	80,533
Goodwill	28,551	28,786
Investments in affiliates	2,208	1,925
Long-term prepayments	132,314	131,747
Long-term loan to a supplier	22,246	98,431
Other non-current assets	6,727	19,670

TOTAL ASSETS	1,097,955	1,665,740

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	288,185	307,286
Accounts payable	40,541	45,425
Other current liabilities	28,096	26,562

Total current liabilities	356,822	379,273

Long-term bank borrowings	19,657	527,876
Accrued warranty costs	8,846	11,206
Other long-term liabilities	41,625	40,980

Total liabilities	426,950	959,335

Minority interest	18,542	17,775

Total shareholders’ equity	652,463	688,630

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,097,955	1,665,740

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT (*)
(In $’000, except share, per share, and per ADS data)

	Suntech Group	Suntech Group	Suntech Group
	Consolidated	Consolidated	Consolidated
	2006	2006	2007
	Q1	Q4	Q1
Total net revenues	89,886	217,859	246,696
Total cost of revenues	62,834	169,372	199,713
Gross profit	27,052	48,487	46,983
Selling expenses	1,010	3,564	5,686
General and administrative expenses	4,904	11,569	10,833
Research and development expenses	1,078	3,626	3,659
Total operating expenses	6,992	18,759	20,178

Income from operations	20,060	29,728	26,805
Interest expenses	(857)	(2,390)	(4,419)
Interest income	1,471	3,152	6,203
Other income (expense)	194	1,546	(2,122)

Income before income taxes	20,868	32,036	26,467
Tax provision	(1,589)	(1,830)	(2,091)

Net income after taxes before minority interest and equity in earnings of affiliates	19,279	30,206	24,376
Minority interest	16	1,123	1,536
Equity in (loss) earnings of affiliates	24	88	182

Net income	19,319	31,417	26,094
Deemed dividend on Series A redeemable convertible preferred shares	—	—	—

Net income attributable to holders of ordinary shares	19,319	31,417	26,094

Net income per share and per ADS:

- Basic	0.13	0.21	0.17
- Diluted	0.12	0.20	0.16

Shares and ADSs used in computation:

- Basic	147,487,707	149,790,714	150,487,272
- Diluted	156,220,705	156,312,894	164,087,838

(*)	Purchase price allocation is preliminary and will be finalized within one year timeframe from the acquisition date. Each ADS represents one ordinary share

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)
(in $ millions, except margin data, per share and per ADS data, unaudited)

	Three months ended March 31, 2006
	Suntech Group	Share-based	Effect of Purchase	Suntech Group
	GAAP Results	Compensation	Price Allocation	Non-GAAP Results
Gross profit	27.1	0.5	—	27.6
Gross margin	30.1%			30.7%

Income from operations	20.1	2.8	—	22.9
Income from operations margin	22.3%			25.5%

Net income attributable to holders of ordinary shares	19.3	2.8	—	22.1
Net income margin	21.5%			24.6%

Net income per share and per ADS
-Basic	0.13			0.15
-Diluted	0.12			0.14

	Three months ended December 31, 2006
						Suntech Group
	Suntech Group	Share-based	Effect of Purchase	Suntech Group		Excluding MSK
	GAAP Results	Compensation	Price Allocation	Non-GAAP Results	MSK Results	Non-GAAP Results
Gross profit	48.5	0.4	0.3	49.1	0.8	49.9
Gross margin	22.3%			22.5%		26.2%

Income from operations	29.7	3.8	0.7	34.2	4.4	38.6
Income from operations margin	13.6%			15.7%		20.3%

Net income attributable to holders of ordinary shares	31.4	3.8	0.3	35.5	2.3	37.8
Net income margin	14.4%			16.3%		19.9%

Net income per share and per ADS
-Basic	0.21			0.24		0.25
-Diluted	0.20			0.23		0.24

	Three months ended March 31, 2007
							Suntech Group
	Suntech Group	Share-based	Effect of Purchase	Restructuring	Suntech Group		Excluding MSK
	GAAP Results	Compensation	Price Allocation	Expenses	Non-GAAP Results	MSK Results	Non-GAAP Results
Gross profit	47.0	2.2	—	—	49.2	2.0	51.2
Gross margin	19.0%				19.9%		22.5%

Income from operations	26.8	6.5	0.5	—	33.8	3.8	37.6
Income from operations margin	10.9%				13.7%		16.5%

Net income attributable to holders of ordinary shares	26.1	6.5	(0.2)	0.3	32.7	3.2	35.9
Net income margin	10.6%				13.3%		15.8%

Net income per share and per ADS
-Basic	0.17				0.22		0.24
-Diluted	0.16				0.20		0.22

(*)	The adjustment is for share-based compensation, restructuring expenses and amortization expenses incurred from purchase price allocation related to the acquisition of MSK Corporation.